A.B.
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SEC Mail
Mail Processing
Section

FEB 28 2008

Washington, DC
106

08026460

SECU[illegible]SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43227

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coastal Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5555 San Felipe, Suite 2200
(No. and Street)

Houston (City) TX (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Folk 713-435-4320
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell L.L.P.
(Name – *if individual, state last, first, middle name*)

24 Greenway Plaza, Suite 1800 (Address) Houston (City) TX (State) 77046 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brian Folk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coastal Securities Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINE R. RICHEY
Notary Public, State of Texas
My Commission Expires
February 10, 2010

Notary Public

Signature

Executive Vice President, CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COASTAL SECURITIES, INC.

FINANCIAL REPORT

DECEMBER 31, 2007

CONTENTS

Page

INDEPENDENT AUDITOR'S REPORT 1

FINANCIAL STATEMENTS

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

SUPPLEMENTARY INFORMATION

Schedule of Computation of Net Capital, Aggregate Indebtedness and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1 15

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 16

WEAVER AND TIDWELL
L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

SEC Mail Mail Processing Section
FEB 28 2008
Washington, DC
106

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Coastal Securities, Inc.
Houston, Texas

We have audited the accompanying statement of financial condition of Coastal Securities, Inc. (the "Company") as of December 31, 2007 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coastal Securities, Inc. as of December 31, 2007 and the results of its operations, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information section is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 25, 2008

24 Greenway Plaza
Suite 1800
Houston, Texas 77046-2404
713.850.8787
F 713.850.1673

WWW.WEAVERANDTIDWELL.COM

AN INDEPENDENT MEMBER OF BAKER TILLY INTERNATIONAL

COASTAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	3,898,760
Securities financed under repurchase agreements, at fair value		378,280,480
Securities owned, at fair value		337,818,354
Receivable from clearing organization		4,558,687
Accrued interest and loan principal receivable		8,881,798
Fixed assets, net of accumulated depreciation and amortization of $4,457,374		280,903
Good faith deposits		190,000
Other assets		803,678
TOTAL ASSETS	$	734,712,660

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Securities sold short, at fair value	$	1,723,328
Amounts payable under repurchase agreements		381,168,205
Payable to clearing organization		147,480,837
Securities payable		70,343,405
Bank borrowings - related party		95,075,767
Note payable - related party		2,000,000
Distributions payable to shareholders		156,146
Accounts payable and accrued liabilities		5,103,803
TOTAL LIABILITIES		703,051,491
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, $.0001 par value, 1,000 shares authorized, issued and outstanding		-
Additional paid in capital		29,515,338
Retained earnings		2,145,831
TOTAL STOCKHOLDER'S EQUITY		31,661,169
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	734,712,660

COASTAL SECURITIES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

Revenues		
Commissions	$	10,603,323
Public finance fees		5,394,846
Interest		45,190,814
Trading losses, net		(3,467,559)
Other		23,816
Total revenue		57,745,240
Expenses		
Sales and commissioned trader compensation		9,187,941
Employee compensation and benefits		4,888,253
Clearance and execution		1,544,412
Occupancy, operating and overhead		6,105,093
Interest		32,598,670
Total expenses		54,324,369
NET INCOME	$	3,420,871

The Notes to Financial Statements are an integral part of these statements.

COASTAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common		Additional	Retained	General	Limited	
	Shares	Amount	Paid-in Capital	Earnings	Partner	Partners	Total
Balance at December 31, 2006	-	$ -	$ -	$ -	$ 252,479	$ 30,990,847	$ 31,243,326
Reorganization	1,000	-	31,243,326		(252,479)	(30,990,847)	-
Net income				3,420,871			3,420,871
Distributions for exercised CFH put options - Note 10			(1,727,988)				(1,727,988)
Distributions				(1,275,040)			(1,275,040)
Balance at December 31, 2007	1,000	$ -	$ 29,515,338	$ 2,145,831	$ -	$ -	$ 31,661,169

The Notes to Financial Statements are an integral part of these statements.

COASTAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 3,420,871
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	192,869
Changes in operating assets and liabilities:	
Securities financed under repurchase agreements	(52,937,132)
Securities owned	(60,426,418)
Accrued interest and loan principal receivable	(1,649,206)
Good faith deposits	(190,000)
Other assets	950,032
Securities sold short	(1,994,032)
Amounts payable under repurchase agreements	71,539,145
Payable to clearing organization, net of changes in related receivable	77,570,554
Securities payable	(33,404,010)
Bank borrowings and note payable - related parties	5,328,638
Accounts payable and accrued liabilities	(1,924,215)
Net cash provided by operating activities	6,477,096
CASH FLOWS FROM INVESTING ACTIVITIES	
Payments for fixed assets	(334,742)
Net cash used in investing activities	(334,742)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to CFH	(1,727,988)
Distributions to shareholder	(1,275,040)
Net cash used in financing activities	(3,003,028)
INCREASE IN CASH	3,139,326
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	759,434
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 3,898,760
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Interest paid in cash	$ 32,579,100

The Notes to Financial Statements are an integral part of these statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Reorganization

Coastal Securities, Inc. ("CSI" or the "Company") conducted operations as Coastal Securities, L.P. (the Partnership) until December 31, 2006. Effective January 1, 2007, Coastal Securities, L.P. merged into Coastal Financial Holdings, Inc. (CFH) and the partners converted their general and limited partnership interests to common stock. CFH then transferred all assets and liabilities at the Partnership's basis to Coastal Securities, Inc. for all of their outstanding shares, making CSI a wholly owned subsidiary of Coastal Financial Holdings, Inc.

Nature of Business

Coastal Securities, Inc. (a Delaware Corporation) conducts its business as a registered securities broker dealer. The Company's broker dealer business consists of the buying, selling, and trading of government and government agency guaranteed securities and corporate and municipal bonds. The Company maintains inventories of these securities which are acquired in the new issue and secondary markets. Certain securities transactions are executed by CSI on behalf of its customers through a clearing broker dealer who carries such accounts on a fully disclosed basis. These security transactions are settled and cleared pursuant to a clearing agreement with the clearing broker. Small Business Administration (SBA) and other government guaranteed security transactions are self-cleared. In addition, CSI conducts public finance activities.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies that are in conformity with U.S. generally accepted accounting principles and which are followed consistently by the Company in the preparation of its financial statements. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Securities Transactions

Securities transactions and related revenue and expense are normally recorded in the accounts on a trade date basis. Certain securities transactions, primarily those involving securities guaranteed by the SBA, are executed on a when, as, and if issued basis and may have settlement dates up to several months after the trade date.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Securities Transactions - Continued

The inventory of securities financed under repurchase agreements and the inventory of securities owned and securities sold short are carried at estimated fair value based on quoted prices or amounts that approximate fair value. Non-readily marketable securities are valued at fair value based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions assuming an orderly liquidation over a reasonable period of time. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed, and may change materially in the near term. The increase or decrease in unrealized gain or loss is included in trading revenue in the statement of operations.

Interest Only Strips

Interest only strips are recorded at fair value using internal valuation models that consider prepayment and default risk associated with the future cash flows of interest income from underlying SBA loans. These securities bear the risk of loan prepayment or default that may result in the Company not recovering all or a portion of its recorded investment.

Repurchase Agreements

The repurchase agreements entered into by the Company are primarily, by their terms, financing arrangements. The contractual liability amounts have been recorded as amounts payable under repurchase agreements, and the securities subject to such repurchase agreements have been recorded as securities financed under repurchase agreements.

Commissions

Commissions are recorded on a trade date basis as securities transactions occur, and are paid to the employees on a settlement date basis.

Public Finance Fees

Underwriting revenue includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent, and is included in public finance fees on the statement of operations. Underwriting management fees and sales concessions are recorded on the settlement date. Underwriting fees are recorded at the time the underwriting is completed, and the related income is readily determinable.

Accrued Interest and Loan Principal Receivable

Accrued interest and loan principal receivable includes interest accrued on SBA interest only strips in inventory, SBA loans and pools in inventory, as well as principal and interest payments due from service on SBA loans and pools.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Fixed Assets

Fixed assets are comprised of communications and technical equipment, furniture, fixtures, and leasehold improvements, and are carried at cost less accumulated depreciation and amortization. Leasehold improvements are amortized over the life of the lease. Other fixed assets are depreciated on a straight-line basis over estimated useful lives of two to five years.

Income Taxes

The Company will be included in the consolidated federal income tax return filed by CFH. The Company and CFH have elected to be taxed as S-Corporations and will be treated as flow-through entities for income tax purposes, similar to a partnership. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the shareholders of CFH and are included in their personal tax returns even though such net taxable income or tax credits may not have actually been distributed. Accordingly, no tax provision has been made in the financial statements of the Company since the income tax is a personal obligation of the individual shareholders of CFH.

In 2006, the State of Texas enacted the Texas Margin Tax Bill effective January 1, 2008 for the tax year ended December 31, 2007. The company has recorded an estimated Texas Margin Tax provision totaling $100,000 for the year ended December 31, 2007.

Derivative Instruments

Derivative financial instruments consist of forward contracts at December 31, 2007 and are carried at fair value. Unrealized gains or losses on these derivative contracts are recognized currently in the accompanying statement of operations as trading revenues. The Company does not apply hedge accounting as defined by Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as all financial instruments, including derivative financial instruments, are marked to market with changes in fair values reflected in earnings.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include cash held in banks and a money market account. Cash equivalents include financial instruments with original maturities of 90 days or less. Included in cash and cash equivalents at December 31, 2007 was $178,045, of restricted cash which is not available to the Company for general business purposes. These amounts represent funds held in a segregated account for the exclusive benefit of customers.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule prohibits a member from engaging in securities transactions if the ratio of its aggregate indebtedness, as defined, to net capital, as defined, exceeds 15 to 1. At December 31, 2007, the Company's net capital ratio was 0.39 to 1, and its net capital of approximately $18,458,000 was in excess of its required net capital of approximately $484,000, resulting in excess net capital of approximately $17,974,000.

Proprietary accounts held at the clearing broker (PAIB Assets) are considered allowable assets in the computation of net capital, pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE 4. SECURITIES OWNED AND SECURITIES SOLD SHORT

Securities owned consist of marketable securities carried at fair value. Included in securities owned at December 31, 2007 is $70,645,216 of principal balance of commitments to purchase SBA guaranteed loans which have not yet been settled. The amounts payable related to these commitments is included in securities payable in the statements of financial condition. All owned securities, with the exception of the commitments described in Note 9, are pledged under various financing agreements. Securities sold short also consist of marketable securities which are carried at fair value. When the Company sells a security short, it must borrow the security sold short and deliver it to the clearing organization through which it made the short sale. A gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. Open futures contracts are carried at the value of the initial margin requirement and any subsequent changes in the market value of open contracts. Resulting unrealized gains and losses from securities owned, securities sold short, and open futures contracts are included in trading revenues in the accompanying statements of operations.

The securities position as of December 31, 2007 is summarized as follows:

	Securities owned	Securities sold short
SBA-guaranteed loans and pools	$ 319,779,010	$ -
U.S. government agency securities, primarily mortgage backed	8,579,022	1,723,328
Municipal securities	4,733,862	-
SBA interest-only strips	4,726,460	-
	$ 337,818,354	$ 1,723,328

NOTE 5. AMOUNTS PAYABLE UNDER REPURCHASE AGREEMENTS

As of December 31, 2007, the amounts due under repurchase agreements are payable to various financial institutions, under sale and repurchase agreements with an aggregate limit of approximately $445,000,000, respectively, which may be increased at the discretion of the financial institutions. The amounts are due within 180 days of the advance of funds and are collateralized by securities in inventory. Interest is payable monthly, is computed daily using an index of prime, and is based on the aggregate amount outstanding under each agreement adjusted monthly on the first day of the month. At December 31, 2007, the Company owed $1,725,859 in accrued interest payable to the various financial institutions. At December 31, 2007, the borrowing rates ranged from 4.635% to 6.50%.

NOTE 6. CLEARING ORGANIZATION

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all securities transactions with brokers and dealers. The balance shown as payable to clearing organization results from normal trading transactions of the Company, as principal, and is collateralized by securities owned which are held at the clearing organization. Also included in this balance is accrued interest expense on amounts due from the clearing broker, net of accrued interest income from bond issuers on securities owned and from the clearing broker on free credit balances. The balance shown as a receivable represents equity the Company has on deposit with the clearing organization.

NOTE 7. BANK BORROWINGS AND NOTES PAYABLE – RELATED PARTIES

Two of the Company's financing arrangements are with entities principally owned by shareholders of CFH.

The Company has a bank line of credit secured by securities owned by the Company. The agreement provides that the related-party financial institution may provide up to a maximum of $100,000,000 at December 31, 2007 for the purchase of the guaranteed portions of SBA and other government agency guaranteed loans and pools. At December 31, 2007, $95,075,767 was outstanding under this arrangement. The borrowing rate on the secured bank line of credit is calculated using an index of prime. The interest rate was 5.35% at December 31, 2007.

The Company has a note payable due to a related party entity totaling $2,000,000 at December 31, 2007. The loan is due in full on or before January 15, 2008 and bears interest at prime, 7.25% at December 31, 2007.

The Company incurred expenses of $5,599,780 fees and interest to the related parties during 2007 which is included in interest expense in the accompanying statements of operations. At December 31, 2007, the Company owed the related parties $444,113 for such amounts which are included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

NOTE 8. EMPLOYEE BENEFITS

The Company has established a profit sharing plan under Internal Revenue Code Section 401(k) for the benefit of its employees. Under the plan, employees may make contributions up to prescribed limits. In addition, the Company may, at its discretion, make contributions to the plan up to limits prescribed in the Internal Revenue Code. During 2007, the Company did not make a discretionary employer matching contribution.

NOTE 9. COMMITMENTS AND CONTINGENCIES

Line of Credit

The Company has an unsecured bank line of credit whereby the financial institution will provide up to $2,000,000 for general corporate purposes. There were no amounts outstanding on the line of credit as of December 31, 2007.

Commitments to Purchase and Resell Securities

The Company's commitments to purchase and resell SBA guaranteed loans and pools as of December 31, 2007 are summarized as follows:

Aggregate guaranteed principal of commitments to purchase and resell SBA guaranteed loans included in securities owned	$	24,716,613
Aggregate guaranteed principal of commitments to purchase SBA guaranteed loans, including loans for the purpose of forming pools included in securities owned	$	32,287,766
Aggregate guaranteed principal of when, as, and if-issued commitments to sell SBA guaranteed pools	$	6,000,000
Aggregate guaranteed principal of SBA guaranteed loans included in securities financed under repurchase agreements for the purpose of forming pools.	$	250,386,943

These commitments are related to SBA guaranteed loans and pools whose interest rates generally fluctuate with the prime rate. The Company records changes in the market value of these commitments in trading revenues in the accompanying statement of operations.

Lease Commitments

The Company leases its office facilities, certain office equipment, and market information services under noncancelable operating leases. At December 31, 2007, future minimum rental commitments under these leases were as follows:

Year ending December 31,	
2008	$1,102,797
2009	434,684
2010	328,159
2011	325,560
2012	149,215

Rent expense totaled approximately $686,836 for the year ended December 31, 2007.

NOTE 9. COMMITMENTS AND CONTINGENCIES - CONTINUED

Litigation

The Company is subject to various claims arising in the normal course of business. Management believes any such claims will not have a material adverse impact on the Company's financial position or results of operations.

Market Risks and Credit Risks

In the normal course of business, the clearing broker's and the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The clearing broker, through which accounts are introduced, and the Company seek to control the risks associated with their customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and the Company monitor required margin levels daily, and pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions where necessary.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

Transactions in SBA guaranteed loans and pools of such loans are executed with terms that require the loans to be funded or delivered to the Company for resale to the intended purchaser before the Company is obligated to make delivery to such purchaser. The Company, therefore, has little risk if a selling counterparty or party to a repurchase agreement is unable to honor its commitment to sell such securities to the Company and, as a result, the Company does not honor its commitment to sell to its customers. The Company has a credit risk if a customer cannot honor his commitment to purchase loans. Since the principal of SBA loans is guaranteed by the federal government, credit risk is ultimately limited to any premium which the Company has paid for the loan. The premium paid for any individual loan would generally not be material to the Company's financial position.

Market fluctuations of SBA guaranteed securities which the Company is committed to purchase, for which it does not have a commitment to sell or for which a buyer does not honor his commitment to purchase, subjects the Company to market risk. This market risk is minimized due to the fact that the interest rates on these loans generally fluctuate with the prime rate.

The Company attempts to control its exposure to interest rate risk through the use of hedging strategies and various statistical monitoring techniques. On occasion, the Company will enter into interest rate futures contracts as part of its hedging strategies.

NOTE 9. COMMITMENTS AND CONTINGENCIES – CONTINUED

Market Risks and Credit Risks - Continued

Exchange-traded financial instruments, such as futures, generally do not give rise to significant counterparty exposure due to the margin requirements of the individual exchanges.

The Company maintains its cash accounts primarily with two financial institutions. At times, the amounts on deposit may be in excess of the FDIC insured limits.

NOTE 10. PUT OPTIONS

A put right exists, which grants each shareholder of CFH the right to cause CFH to buy back its respective common shares. The CFH shareholder agreement requires CFH, under the put right, to pay 50% of the purchase price for each unit within 90 days of the date of notice and the remaining 50% of the purchase price within one year of the date of notice, limited by certain cash flow and regulatory net capital requirements. The purchase price of the units, under the put right, will be the sum of the book value of CSI as of the end of the month following the date of notice to CFH. Exercising these put options will result in a distribution from CSI to CFH to cover the purchase price of the shares purchased by CFH. For the year ended December 31, 2007, the Company distributed $1,727,988 to CFH for shareholders who exercised put options.

NOTE 11. RELATED-PARTY TRANSACTIONS

A related party uses office equipment and facilities from the Company, and the related party and the Company occasionally pay certain administrative costs on behalf of the other. These costs are not material and are normally reimbursed on a timely basis.

NOTE 12. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate the value:

a. The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments.

b. The carrying amounts of accrued interest and loan principal receivable, amounts receivable from clearing organization, other receivables, amounts payable to clearing organization, and accounts payable and accrued liabilities approximate their fair values due to the short maturity of these items and/or the floating interest rates they bear.

c. The carrying amount of amounts payable under repurchase agreements approximates fair value due to the floating interest rates they bear.

d. The carrying amount of bank borrowings and notes payable approximates fair value due to the floating interest rates they bear.

NOTE 13. EXEMPTION FROM RULE 15c3-3

The Company is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between itself and its customers through one or more bank accounts designated as a "Special Account for the Exclusive Benefit of Customers."

During the year ended December 31, 2007, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph (k)(2)(i) of Rule 15c3-3.

NOTE 14. SUBORDINATED LIABILITIES

The Company had no subordinated liabilities during the year ended December 31, 2007. Therefore, a statement of changes in liabilities subordinated to claims of general creditors has not been presented.

NOTE 15. NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards No. 157, *Fair Value Measurements* (FAS 157). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. FAS 157 is effective to the Company beginning in fiscal year 2008. The Company does not believe the adoption of FAS 157 will have a material impact on the amounts reported in the financial statements.

SUPPLEMENTARY INFORMATION

COASTAL SECURITIES, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2007

NET CAPITAL		
Partnership capital, as reported on statement of financial condition	$	31,661,169
Less nonallowable assets:		
Fixed assets, net		280,903
Other receivables		311,410
Interest and loan principal receivable		797,356
Other assets		5,050,955
Less other deductions, SBA premium haircuts		5,615,857
Net capital before haircuts on securities positions		19,604,688
Less haircuts:		
Trading and investment securities		1,146,621
Net capital	$	18,458,067
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from the statement of financial condition	$	5,259,949
Add collateral pledged by related party		2,000,000
Aggregate indebtedness	$	7,259,949
Net capital requirements (6.67% of aggregate indebtedness)	$	483,997
Net capital in excess of required amount	$	17,974,070
Ratio of aggregate indebtedness to net capital		.39 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2007, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17A-5, on January 25, 2008.

The Notes to Financial Statements are an integral part of these statements.

WEAVER
AND
TIDWELL
L.L.P.

CERTIFIED PUBLIC
ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Coastal Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Coastal Securities, Inc. (the "Company") for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

24 Greenway Plaza
Suite 1800
Houston, Texas 77046-2404
713.850.8787
F 713.850.1673

WWW.WEAVERANDTIDWELL.COM

AN INDEPENDENT MEMBER OF
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INTERNATIONAL

OFFICES IN
DALLAS FORT WORTH HOUSTON

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL L.L.P.

Houston, Texas
February 25, 2008

WEAVER
AND
TIDWELL

L.L.P.

CERTIFIED PUBLIC
ACCOUNTANTS
AND CONSULTANTS

WWW.WEAVERANDTIDWELL.COM

AN INDEPENDENT MEMBER OF
BAKER TILLY
INTERNATIONAL

END